Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP PROVIDES OPERATION UPDATE FOR YING MINING DISTRICT

VANCOUVER, British Columbia – September 12, 2013 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) today provides a production update for the Ying Mining District.

In light of the significant decline in precious metal prices over the last several months, as previously announced the company has been reviewing its operations to identify any potential cost saving measures to better adapt to the new price environment. One of the review’s key findings is that dilutive practices of mining contractors for ore production at Ying Mining District has contributed to head grade decline as reported in the previous two quarterly financial reports.

The mining contractors at the Ying Mining Camps are paid based on tonnes of ore mined. To determine the amount of ore mined, ore-trucks were scale weighed at the gates of each tunnel. This review has revealed that some mining contractors however were blending waste rock from development tunnels with the ore to obtain higher mining fees, resulting in dilution of ores and reduction of head grades. This also caused an increase in operating costs as waste tonnage was shipped and milled.

The Company has taken immediate remedial action by modifying the method of calculating the actual amount of ore mined by contractors (the “New Method”). The New Method uses assayed grade to determine ore/waste contact and measured length, width, and height of ore bodies in each mining stope mined during the month plus allowed mining dilution (from 10% to 30%) to calculate the amount of ore to be extracted by the contractors. The ore will continue to be scale weighed at the gates of the tunnels, but only as a reference.

In August 2013, the Company ordered the contractors to implement the New Method. As a result silver and lead head grades at the SGX mine improved by almost 35% and 21% respectively with an approximate 45% reduction in ore production (a 25% reduction in overall silver metal production) compared to July 2013. The New Method has eliminated significant waste rock resulting in less ore being produced. Additionally, some drillers and miners left the mine sites as they feel that under the New Method their pay would be uncertain, which also caused reduced ore production.

During this transition period the Company expects that ore production with improved head grades may remain at a reduced level for one to two more quarters as the Company is fully implementing the New Method. The Company believes that this will lead to long term cost savings and improved head grades.

Myles Gao , P.Geo., President, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

Silvercorp Metals Inc.
Investor Relations
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.